UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 6)

MICROMET, INC.

(Name of Subject Company)

MICROMET, INC.

(Name of Person Filing Statement)

Common Stock, $0.00004 par value per share

(Title of Class of Securities)

59509C105

(CUSIP Number of Class of Securities)

Christian Itin, Ph.D.

President and Chief Executive Officer

Micromet, Inc.

9201 Corporate Boulevard, Suite 400,

Rockville, MD 20850

(240) 752-1420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq. Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Christian Plaza, Esq. Cooley LLP One Freedom Square, Reston Town Center 11951 Freedom Drive Reston, Virginia 20190 (703) 456-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 amends and supplements the Schedule 14D-9, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to Schedule 14D-9 previously filed by Micromet, Inc., a Delaware corporation (“Micromet” or the “Company”), with the Securities and Exchange Commission on February 2, 2012, February 6, 2012, February 10, 2012, February 15, 2012, March 1, 2012 and March 2, 2012 respectively, relating to the offer by Armstrong Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Amgen Inc., a Delaware corporation, to purchase all the issued and outstanding shares of Micromet’s common stock, $0.00004 par value per share (together with the preferred stock purchase rights), at a price of $11.00 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2012, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

“Expiration of Subsequent Offering Period

The subsequent offering period for the Offer expired at 12:00 midnight, New York City time, at the end of Tuesday, March 6, 2012. The Depositary advised Amgen and Purchaser that as of the expiration of the subsequent offering period, 84,684,189 Shares had been validly tendered and not withdrawn in the initial offering period and the subsequent offering period, which tendered Shares represent approximately 88.34% of the outstanding Shares. Purchaser has accepted for payment and has paid or expects to pay for all Shares validly tendered in the subsequent offering period. Purchaser had previously accepted for payment and paid for all Shares validly tendered in the initial offering period.

Purchaser intends to exercise the Top-Up Option to purchase additional Shares directly from Micromet for $11.00 per Share so that it holds at least 90% of the outstanding Shares following such exercise.

As the final step of the acquisition process, Amgen expects to effect a short-form merger under Delaware law as promptly as practicable pursuant to which Purchaser will be merged with and into Micromet, with Micromet continuing as the surviving corporation. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will cease to be issued and outstanding and (other than Shares then owned by Amgen, Micromet or any of their wholly owned subsidiaries and Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes.

Following the Merger, all Shares will be delisted and will cease to trade on the NASDAQ Stock Market.”

Item 9.	Exhibits

The exhibit table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Exhibit Number	Description

(a)(1)(K)	Press Release issued by Amgen Inc. on March 7, 2012 (incorporated by reference to Exhibit (a)(5) to the Schedule TO/A filed by Amgen Inc. and Armstrong Acquisition Corp. on March 7, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROMET, INC.

By:	/s/ Matthias Alder
Name:	Matthias Alder
Title:	Senior Vice President Administration, General Counsel & Secretary

Dated: March 7, 2012